UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 29, 2014
Date of earliest event reported: August 29, 2014

El Paso Pipeline Partners, L.P.
(Exact name of registrant as specified in its charter)

Delaware	001-33825	26-0789784
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

1001 Louisiana Street, Suite 1000
Houston, Texas 77002
(Address of principal executive offices, including zip code)

713-369-9000
Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE: As previously disclosed on El Paso Pipeline Partners, L.P.’s Current Report on Form 8-K filed on August 12, 2014, Kinder Morgan, Inc. (KMI) has entered into a separate Agreement and Plan of Merger with each of Kinder Morgan Energy Partners, L.P. (KMP), Kinder Morgan Management, LLC (KMR) and El Paso Pipeline Partners, L.P. (EPB), pursuant to which KMI will acquire directly or indirectly all of the outstanding common units of KMP and EPB and all of the outstanding shares of KMR that KMI and its subsidiaries do not already own.  The mergers and the other transactions contemplated by each of these merger agreements are collectively referred to as the “Transactions.”  On August 29, 2014, EPB filed a Current Report on Form 8-K (the “Report”) including KMI’s pro forma financial information to give effect to the impacts related to the Transactions.  This Form 8-K/A amends the Report to update the KMI pro forma financial information included in the Report with the revised pro forma financial information attached hereto as Exhibit 99.1, giving effect to the historical financial information as of September 30, 2014 and for the periods then ended.

Item 9.01. Financial Statements and Exhibits.

(b) Unaudited pro forma combined consolidated financial statements.
The Unaudited Pro Forma Condensed Combined Balance Sheet of Kinder Morgan, Inc. as of September 30, 2014 and the Unaudited Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 2014 and the year ended December 31, 2013 and Notes thereto are attached hereto as Exhibit 99.1 and incorporated herein by reference.

(d)  Exhibits.

99.1
Unaudited Pro Forma Condensed Combined Balance Sheet of Kinder Morgan, Inc. as of September 30, 2014 and the Unaudited Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 2014 and the year ended December 31, 2013 and Notes thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EL PASO PIPELINE PARTNERS, L.P.

By:	EL PASO PIPELINE GP COMPANY, L.L.C.,
its general partner

	By:	/s/ Kimberly A. Dang
Kimberly A. Dang Vice President

Date: October 29, 2014

2